July 1, 2019

Susan B. Zaunbrecher
Executive Vice President, Corporate Secretary and Chief Legal Officer Fifth Third Bancorp
Fifth Third Center
38 Fountain Square Plaza
Cincinnati, OH 45202

       Re: Fifth Third Bancorp
           Registration Statement on Form S-4
           File No. 333-232335
           Filed on June 25, 2019

Dear Ms. Zaunbrecher:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services